Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

RAI Employee Benefits Committee of RAI 401k Savings Plan:

We consent to the incorporation by reference in the registration statements (No. 333-186618, 333-117813, 333-117814, and 333-159009) on Form S-8 of Reynolds American Inc. of our report dated June 21, 2017, with respect to the statements of net assets available for benefits of RAI 401k Savings Plan as of December 31, 2016 and 2015, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules of Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2016, and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016, which report appears in the December 31, 2016 annual report for Form 11-K of RAI 401k Savings Plan.

/s/ KPMG LLP

Greensboro, North Carolina June 21, 2017